April 9, 2009

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Kevin L. Vaughn, Accounting Branch Chief
   David Burton, Staff Accountant
   Mail Stop 3030

RE:     The Toro Company (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed February 6, 2009
File No. 1-8649

Dear Mr. Vaughn and Mr. Burton:

The following information is supplied in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 17, 2009 (the “Comment Letter”) regarding The Toro Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2008. Additionally, we refer to the telephone conversation between Ms. Amy Dahl of the Company and Mr. David Burton, pursuant to which Ms. Dahl requested and received an extension to submit responses on or before April 10, 2009.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in the Comment Letter. For the convenience of the Staff’s review, we have set forth in bolded text the comments contained in the Comment Letter above each of the Company’s corresponding responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 23

Results of Operations – Page 26

1.	Comment: In future filings, please quantify each of the factors discussed within your results of operations. Refer to Item 303(A)(3) of Regulation S-K.

Response:  As requested, in future filings we intend to expand our analysis of changes within our results of operations to include quantification of material factors impacting our results, where reasonably practicable. We supplementally advise the Staff that we include specific quantification of a number of factors in our analysis when we believe the information is material to our results of operations, as well as when the information is reasonably available and reasonably precise, such as the impact of changes in currency rates, acquisitions and divestitures, share repurchases, and restructuring items. It is our normal practice to list the factors impacting our operating results in order of significance in a manner consistent with our communications to our investors and analysts. Quantifying the precise impact (for disclosure purposes) of certain broad factors such as volume, price yield, commodity costs, and benefits associated with operational efficiencies is at times impracticable due to the broad assumptions which are often required or the inability to isolate the impact of a particular factor. However, we will review our processes and disclosures, and in future filings we intend to quantify each of the material factors that contribute to changes in our operating results when such amounts can be reasonably quantified.

Impairment of Long-Lived Assets – Page 45

2.	Comment: With respect to your annual goodwill impairment evaluation, please revise future filings to address the following:
•	Disclose in more detail how you test the goodwill for impairment. In this regard, describe the two-step impairment analysis required by SFAS 142.
•	Quantify the number of reporting units you have identified and discuss how you allocate assets and liabilities to the reporting units for purposes of the impairment evaluation.
•	Clearly disclose when you perform your annual impairment test.

Response:  As requested, in future filings we intend to expand our disclosures related to our annual goodwill impairment evaluation. Specifically, we will describe in more detail how we test for goodwill impairment, including the two-step impairment analysis required by SFAS 142, the number of our reporting units and how we allocate assets and liabilities to the reporting units for purposes of impairment evaluation, and when we perform our annual impairment test.

We supplementally advise the Staff that in fiscal 2008, we reviewed the fair value of our reporting units that have goodwill on their respective balance sheets with their corresponding carrying amount (with goodwill) as of August 29, 2008. Based on the guidance in paragraph 30 of SFAS 142, we determined that our seven reporting units are the same as our seven operating segments (which are described in more detail below in our response to Staff Comment No. 4 and as distinguished from our reporting segments as described in our response to Staff Comment No. 4). None of our seven operating segments has components that have discrete detailed financial information available, has separate segment management that regularly reviews the operating results, or has economic characteristics that are different from the economic characteristics of the other components of an operating segment. Therefore, we have seven reporting units we identified for goodwill impairment evaluation, of which five contain goodwill on their respective balance sheets. In fiscal 2007, we performed a detailed discounted cash flow analysis for all of our reporting units to estimate their respective fair values. In all cases, the fair value of the reporting unit exceeded the carrying amount of the reporting unit. We carried forward this fair value analysis to fiscal 2008 for each reporting unit where a) the assets and liabilities of that reporting unit did not significantly change over the year; b) the fiscal 2007 fair value exceeded the carrying amount of the reporting unit by a substantial margin; and c) an analysis of events that occurred and circumstances that changed revealed that a likelihood that the carrying amount would exceed the fair value of the reporting unit would be remote. For the reporting units that failed the criteria of paragraph 27 of SFAS 142, or where circumstances such as those listed in paragraph 28 of SFAS 142 occurred, we prepared a detailed discounted cash flow analysis as of August 29, 2008. In both cases, the fair value of the reporting unit exceeded the carrying amount of the reporting unit by a substantial margin. In addition, we compared the market capitalization of the Company at August 29, 2008 and October 31, 2008 and noted that the fair value, based on market capitalization, exceeded the carrying amount of the Company’s net assets by over $900 million. In all cases, the carrying amount of each reporting unit includes an allocation of the corporate assets and liabilities based on key financial ratios, such as a proportion of the total account balances to net sales or cost of goods sold of the respective reporting unit.

Revenue Recognition – Page 46

3.
Comment:  We note that you ship some of your products on consignment to a key retailer and that you recognize revenue from these transactions when inventory is shipped from the key retailer’s distribution centers to its stores. Please address the following:

•
Tell us and revise future filings to disclose the material terms of the consignment transactions, including the provisions that permit the retailer to return the inventory to you. In this regard, explain why you concluded that it is appropriate to recognize revenue at the time the inventory is shipped to the retailer’s stores.

•	Revise future filings to separately report the amount of consigned inventory. Refer to Question 2 of SAB Topic 13.A.2.

Response:  We supplementally advise the Staff that the majority of our consignment inventory is held at seasonal distribution centers of a key retailer. We ship products to the key retailer’s seasonal distribution centers, and we retain title to our products stored at the seasonal distribution centers. At such time as such products are removed from the seasonal distribution centers by the key retailer and shipped to the key retailer’s stores, title passes from us to the key retailer per the terms of an agreement between us and the key retailer. At that time, we invoice the key retailer for the products shipped to the key retailer’s stores. We do not offer a right of return for products shipped to the key retailer’s stores from the seasonal distribution centers. The amount of our consigned inventory as of October 31, 2008 was approximately $10 million. As requested, in future filings we intend to disclose the material terms of our consigned inventory arrangements, including any rights of return, describe when and why we recognize revenue under such arrangements. In addition, as requested, in future filings we will report separately the amount of our consigned inventory in the notes to our consolidated financial statements.

Note 11. Segment Data – page 55

4.
Comment:  We note from your disclosures here that you have just two reportable segments – Professional and Residential. Please tell us more about how you determined your reportable segments based on the criteria of paragraphs 10-24 of SFAS 131. In this regard, we note from your website that you offer products to serve five primary markets: Homeowner, Golf Course Management, Commercial/Contractor, Sports Fields and Grounds, and Professional Irrigation. We further note that you have certain managers that oversee your “consumer and landscape contractor business,” your “irrigation business,” and your “commercial business.” Explain how you considered these factors in concluding that you have only two reportable segments.

Response:  We supplementally provide the Staff the following responses to each of the points contained in Staff Comment No. (4) above:

Please tell us more about how you determined your reportable segments based on the criteria of paragraphs 10-24 of SFAS 131.

Reporting of segment information under SFAS 131 is based on a “management approach” and requires that segment information be disclosed in the way management organizes the segments within the Company for making operating decisions and assessing performance. For purposes of applying SFAS 131, the Company’s chief operating decision maker (CODM) is the highest level of management at which decisions are made about how resources will be allocated. We define our CODM, as described in paragraph 12 of SFAS 131, as our President and Chief Executive Officer. In fiscal 2008, the individuals reporting directly to our CODM included a Group Vice President with primary responsibilities for our Professional reportable segment, a Vice President with primary responsibilities for our Residential reportable segment, and five other Vice Presidents with corporate function responsibilities.

Structurally, the Company is a matrix organization, based on product lines and geographies, and is comprised of eight “divisions.” These divisions are Residential, Landscape Contractor - Toro, Exmark, Commercial, Irrigation, Micro-Irrigation, Distribution, and International. Our divisions are organized by the types of products and services sold, with the exception of the International and Distribution divisions. The International division includes sales made to customers located outside of the United States. The Distribution division includes our Company-owned distributorships and is immaterial to the overall operations of the Company. Financial information is reported for each of our divisions regularly to the CODM. We concluded that our divisions, with the exception of International, constitute operating segments based on the application of the criteria in paragraph 10 of SFAS 131, which states:
An operating segment is a component of an enterprise –
•	That engages in business activities from which it may earn revenues and incur expenses,
•	Whose results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
•	For which discrete financial information is available.

As previously mentioned, the Company is structured as a matrix organization with both product managers and geographic managers. SFAS 131, paragraph 15 states:
The characteristics in paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.
Based on the guidance in paragraph 15, our operating segments should be based on the products and services sold by our divisions. Our international business, which is basically an extension of our domestic businesses and primarily an export operation, consists of the same type of products and services sold domestically, which are included in our International division. New product development is pursued primarily in the United States for worldwide distribution, and our products sold domestically and internationally are manufactured together at the same facilities. In addition, our Board of Directors typically receives consolidated financial information during regular board meetings, and reviews operating results quarterly on a reporting segment level, which is based on product lines and not on a geographical basis. Therefore, our International division is not treated as a separate operating segment, but is included in our product line operating segments described below.

After we determined that our operating segments were: Residential, Landscape Contractor - Toro, Exmark, Commercial, Irrigation, Micro-Irrigation, and Distribution, we then reviewed the aggregation criteria guidance in paragraph 17 of SFAS 131, which states:
Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
(a)	The nature of the products and services
(b)	The nature of the production process
(c)	The type of class of customer for their products or provide their services
(d)	The methods used to distribute their products or provide their services
(e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
Based on the guidance in paragraph 17 of SFAS 131, we applied the aggregation criteria to form the following segments:
•	Residential – Residential operating segment;
•	Professional – Landscape Contractor - Toro, Exmark, Commercial, Irrigation, and Micro-Irrigation operating segments; and
•	Distribution – Distribution operating segment

Set forth below are the key criteria that formed the basis for our conclusion that the operating segments that comprise our Professional segment should be aggregated:
•	Aggregated segments have similar economic characteristics.
We performed an analysis of expected long-term average gross margins of the aggregated Professional operating segments to evaluate economic similarity, utilizing both historical and projected data. Our analysis determined that the gross margins of the aggregated Professional operating segments trend together in tandem.
•	Products are similar in nature.
The products sold in each of our operating segments in the Professional segment are similar in nature in that they are turf maintenance equipment and irrigation products, all of which are integrated solutions that create, maintain, enhance, and conserve beautiful and functional landscapes, such as golf courses, sports fields, municipal properties, and residential and commercial landscapes. In addition, products in our Landscape Contractor - Toro and Exmark divisions are primarily the same products manufactured at the same facility with the main difference being the brand names (Toro vs. Exmark) they are marketed and sold under.
•	Products are manufactured using similar production processes.
The products in the Professional segment are manufactured using similar techniques. For instance, we are primarily an assembler for our Professional segment products, and many of our products share the same component parts. We also manufacture and mold certain component parts at two separate facilities for our professional products that are used in the assembly process of our professional segment products. In addition, many of our professional segment products are assembled at the same operating facilities and utilize some of the same equipment in order to streamline work.
•	Type of class of customers for our products are similar.
The customers that purchase the products in our Professional operating segments are a similar type in that they are professional users engaged in maintaining and creating landscapes. In some instances, certain operating segments market and sell their products together to the same customer, i.e. Commercial and Irrigation products sold to professional users responsible for maintaining golf courses and sports fields, and landscape contractor equipment and irrigation products, including micro-irrigation products, sold to professional users responsible for maintaining and creating landscapes.
•	Methods used to distribute products are similar.
The operating segments in our Professional segment utilize the same distribution process in that they sell their products through either a one-step or two-step distribution process to distributors and dealers. In most cases, the operating segments in our Professional segment utilize the same distributors for their products.

In determining our reportable segments, we used the guidance in paragraph 16, which states:
An enterprise shall report separately information about each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18.
Per paragraph 18 of SFAS 131, which states:
An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds:
(a)
Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all reported operating segments.

(b)
The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported loss of all operating segments that did report a loss or (2) the combined reported loss of all operating segments that did report a loss.

(c)	Its assets are 10 percent or more of the combined assets of all operating segments.
Based on these quantitative thresholds, our Residential and Professional segments meet all of the quantitative thresholds; therefore we concluded that Residential and Professional are our reportable segments per the criteria of SFAS 131. We included the Distribution segment with the Other segment because the net sales and total assets of our Company-owned distributorships that comprised the Distribution segment do not met the quantitative thresholds, as defined in paragraph 18 of SFAS 131, for separate reporting as an operating segment. For fiscal 2008, net sales and total assets of our distribution segment were 3.2 percent and 1.8 percent of consolidated net sales and total assets, respectively. Given the immateriality of the Distribution segment, we also combined our corporate activities, which include our financing subsidiary, in the Other reportable segment rather than breaking it out as a separate item when reconciling the operating segment totals to the related consolidated totals.

Per paragraph 20 of SFAS 131, which states:
If total of external revenue reported by operating segments constitutes less than 75 percent of total consolidated revenue, additional operating segments shall be identified as reportable segments (even if they do not meet the criteria in paragraph 18) until at least 75 percent of total consolidated revenue is included in reportable segments.
The combined revenue of our Residential and Professional segments is significantly greater than 75 percent; therefore, no additional operating segments need to be identified.

We note from your website that you offer products to serve five primary markets: Homeowner, Golf Course Management, Commercial/Contractor, Sports Fields and Grounds and Professional Irrigation.

As previously discussed above, the Company is a matrix organization and is comprised of eight “divisions.” These divisions offer products to our five primary markets: Homeowner, Golf Course Management, Commercial/Contractor, Sports Fields and Grounds, and Professional Irrigation. The Residential segment markets its products to the Homeowner market. Our Commercial and Irrigation divisions market their products to the Golf Course Management and Sports Fields and Grounds markets. Our Commercial, Landscape Contractor - Toro, and Exmark divisions market their products to our Commercial/Contractor market. Our Irrigation and Micro-Irrigation divisions market their products to the Professional Irrigation market. Our five primary markets are served and supported by our divisions, and we do not have separate managers for each of the markets we serve, but instead our management group is organized by our eight divisions. Financial information is regularly reported and reviewed by the CODM based on our divisions, not the markets we serve. In addition, decisions regarding the allocation of resources are made based on the assessment of the operating results of our operating segments.

We further note that you have certain managers that oversee your “consumer and landscape contractor business,” your “irrigation business,” and your “commercial business.”

As previously discussed above, the Company is comprised of seven operating segments, of which the four mentioned above in your Comment No. 4, Residential (Consumer), Landscape Contractor – Toro, Irrigation, and Commercial, are operating segments. Financial information regularly reviewed by our CODM is provided for each of our operating segments. Each operating segment has a manager that regularly reports operating results of their respective area of responsibility to the CODM. The General Manager for Landscape Contractor – Toro reports directly to the segment manager of Residential. Even though the General Manager for Landscape Contractor – Toro reports directly to the segment manager for Residential, the CODM reviews results, assesses performance, and makes operating decisions regarding allocation of resources based on the results of Residential and Landscape Contractor – Toro operating segments separately.

5.
Comment:  We note your disclosure of revenues from “foreign countries.” If any individual foreign countries are a material component of this balance, please revise future filings to disclose the foreign country and related amount. Refer to paragraph 38 of SFAS 131.

Response:  We supplementally advise the Staff that we evaluated the revenues of our international business on a country by country basis for fiscal 2008 and concluded that no individual country was material. As paragraph 38 of SFAS 131 does not provide specific guidance for determining materiality, we used a guideline of 10 percent of consolidated revenues for purposes of evaluating materiality for this purpose because the quantitative thresholds as defined in paragraph 18 of SFAS 131 are 10 percent. During fiscal 2008, revenue attributed to Australia was 6 percent of our consolidated revenues, with revenue attributed to other individual foreign countries being less. In future filings, we intend to disclose revenues attributed to individual foreign countries if they become material.

Item 11. Executive Compensation – Page 60

6.
Comment:  We note your disclosure on page 32 of your definitive proxy statement that you target the market 50th percentile for each element of your compensation program. In future filings, as applicable, please ensure your disclosure clearly identifies the benchmark and its components. For example, in future filings, please disclose the identities of the component companies used in determining the “market” at which you target each material element of your compensation program.

Response:  As disclosed in our definitive proxy statement filed with the Commission on February 3, 2009, and as referenced in Staff Comment No. 6, we target the market 50th percentile for certain elements of our compensation program. Accordingly, on page 31 of our definitive proxy statement, we included the following disclosure regarding the market data that was evaluated and reviewed by our Compensation & Human Resources Committee, CEO and human resources staff in connection with our compensation program for fiscal 2008:

“Total compensation is competitive with the marketplace.  Competition for executive talent is intense. To ensure that our executive compensation remains competitive, the Compensation & Human Resources Committee, with input and recommendations from our CEO, human resources staff and Towers Perrin, measures the competitiveness of the key elements of our executive compensation program, including base salary, annual incentives and long-term incentives, against other companies of similar revenue size. Towers Perrin provides market data for all of our executives, including our named executive officers, from the executive database within the Towers Perrin Compensation Data Bank, which is a published compensation survey. The data in the compensation survey (there were 783 participating companies in the 2008 survey) is then size adjusted, using a regression analysis, for our revenue size. For certain positions where regression data is not available, Towers Perrin gathers data for a sub-set of companies with annual revenue between $1 and $3 billion (there were 120 participating companies in the 2008 survey in this revenue range). For executives with divisional responsibilities, the data is size adjusted for specific division revenue. Towers Perrin has not been instructed to focus specifically on manufacturing companies because we believe that the market for our executive talent is broader than the manufacturing industry.”

We supplementally advise the Staff that the broad market data described in the excerpt above was used by our Compensation & Human Resources Committee, CEO and human resources staff in aggregate form and that individual participating companies were not identified to the Compensation & Human Resources Committee, CEO and human resources staff or used or considered by them for purposes of benchmarking or otherwise determining executive compensation. Accordingly, we did not believe that the names of the individual companies participating in the Towers Perrin Compensation Data Bank survey were material or relevant to our compensation process, nor did we believe such information would enhance our shareholders’ understanding of our compensation program and practices. As such, we did not include the individual names of such companies in our disclosure in the “Compensation Discussion and Analysis” section of our definitive proxy statement.

In future filings, assuming the same type of broad market data is used by our Compensation & Human Resources Committee, CEO and human resources staff to benchmark executive compensation, we will consider expanding our disclosure in the “Compensation Discussion and Analysis” section of our proxy statement to indicate that such market data is used by our Compensation & Human Resources Committee, CEO and human resources staff in aggregate form and that no individual participating company was identified to the Compensation & Human Resources Committee, CEO and human resources staff for the purpose of use or consideration by them in benchmarking or otherwise determining executive compensation.

7.
Comment:  In addition, we note the disclosures throughout this section that the actual payouts under your short and long-term incentive programs and the base salaries awarded to your named executive officers deviated from the percentile at which those components were targeted. Please disclose in future filings the percentile represented by the actual payment to your named executive officers for the material elements of your compensation program. For example, in future filings, disclose the percentile of the targeted market for the base salaries paid to your named executive officers. Also, if actual compensation for each element deviated from the targeted percentile, please disclose in future filings the reasons for the deviation.

Response:  We supplementally advise the Staff that the Towers Perrin Compensation Data Bank, which is the published market compensation survey that was evaluated and reviewed by our Compensation & Human Resources Committee, CEO and human resources staff in connection with our compensation program for fiscal 2008, reports market data at the 25th, 50th and 75th percentile. Reporting the exact percentile for actual fiscal year compensation for our named executive officers would require that we interpolate data between the percentiles. Interpolating data requires one to assume that each percentile change is an equal distance from one data point to the next, which may not be the case.  For example, assume actual compensation is midway between the 25th and 50th percentile. If we were to try to interpolate the data to capture an exact percentile, we would indicate that actual compensation is at the 37.5th percentile, which may not be accurate depending upon how the market data is arrayed. Accordingly, since interpolating data may lead to disclosure that inaccurately describes the correct percentile, we do not believe this is the best approach to improving our shareholders’ understanding of how actual compensation of our named executive officers compared to the market. Rather, in future filings, we will consider providing a summary for each named executive officer that reflects percent variance from the market 25th and 50th percentile or 50th and 75th percentile, as appropriate, for each of base salary, total cash compensation and total direct compensation. For example, again assuming that actual base salary is midway between the 25th and 50th percentile, we would indicate the percentage above the 25th percentile and the percentage below the 50th percentile. Additionally, as requested, in future filings, we intend to discuss the rationale for why actual compensation deviated from the market 50th percentile.

Exhibits 31.1 and 31.2

8.
Comment:  We note that your certifications filed here are not in the exact form as required by Item 601 of Regulations S-X. Specifically, the disclosure in paragraph 4(d) does not contain the language “the registrant’s fourth quarter in the case of an annual report.” Please revise future filings to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response:  As requested, in future filings we intend to present our certifications in Exhibit 31.1 and Exhibit 31.2 in the exact form set forth in Item 601(b)(31) of Regulation S-K.

* * * * *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at 952-887-8076 to discuss any further questions or comments you might have.

Sincerely,

/s/ Stephen P. Wolfe

             Stephen P. Wolfe
Vice President, Finance and
Chief Financial Officer

cc:   Michael J. Hoffman, The Toro Company
    Timothy P. Dordell, The Toro Company
    Timothy J. Forstad – KPMG LLP